Exhibit 99.1

CANTERBURY PARK
1100 Canterbury Road Shakopee, MN 55379

Canterbury Park Announces Business Restructuring to Facilitate
Property Development

New Canterbury to be a Holding Company for and Parent Company of Two Subsidiaries,
Canterbury Park Entertainment and Canterbury Development

For Immediate Release:

Monday, October 5, 2015 (Revised)

Contact:	Jeff Maday Media Relations Manager (952) 292-7524 jmaday@canterburypark.com

Shakopee, Minn. — Canterbury Park (Nasdaq: CPHC) announced that on October 2, 2015, the Company’s Board of Directors approved a Plan of Reorganization to reorganize and reincorporate the Company into a holding company structure (the “Business Restructuring”). The Business Restructuring is a key step in the future development of up to approximately 200 acres of the Company’s underutilized property (“Development Land”), because it will create the legal framework to enable the Company to separate its regulated pari-mutuel wagering, card casino, concessions and other related businesses (“Racetrack Operations”) from the Development Land.

The Business Restructuring requires shareholder approval, and on October 2, 2015, the Company filed preliminary proxy materials with the Securities and Exchange Commission for a special meeting of shareholders to approve the Business Restructuring. The Company expects the special shareholders meeting will be held in late November 2015.

If approved by the shareholders, upon consummation of the transactions contemplated by the Business Restructuring, the Company’s business will be reorganized as follows:

•	A recently formed corporation, “New Canterbury” will be the public company owned by the Company’s shareholders, and without the need to take any action, each shareholder will have the same percentage ownership in New Canterbury (and, indirectly, in all property and other assets currently owned by the Company) immediately after the Business Restructuring as that shareholder had immediately before the Business Restructuring.
•	New Canterbury will be a holding company for and parent company of two, recently formed subsidiaries, Canterbury Park Entertainment LLC and Canterbury Development LLC.
•	Canterbury Park Entertainment LLC will be the surviving business entity in a merger with the Company and will directly own all land, facilities, and substantially all other assets related to the Company’s Racetrack Operations, will conduct these businesses consistent with current practices, and will be subject to direct regulation by the Minnesota Racing Commission (“MRC”).
•	Canterbury Development LLC will continue the Company’s efforts to commercially develop up to approximately 200 acres of land currently owned or controlled by the Company that is not needed for the Racetrack Operations. Canterbury Development will not be subject to direct regulation by the MRC.

Canterbury Park also announced today that it has completed the sale of an approximately six-acre parcel located at Vierling Drive East and Eagle Creek Blvd for $1.43 million to Minnesota Municipal Power Agency (MMPA). MMPA has begun the process of seeking the necessary state and local approvals to develop a natural gas fired electric power generation and production facility.

Canterbury Park CEO Randy Sampson stated “The Business Restructuring, along with our recent application to the City of Shakopee to plat and subdivide all of the approximately 407 acres we own, are steps that will give the Company the flexibility it needs to develop our underutilized property. The proposed Business Restructuring will allow us to pursue development of our underutilized land in a business entity that is not subject to the direct Minnesota Racing Commission regulation that is required for our Racetrack Operations. Also, conducting real estate development in a separate entity will minimize the financial risk to our Racetrack Operations that is inherent in real estate development.”

Sampson continued “We believe the land sale to MMPA demonstrates our opportunity to build shareholder value through the development of our underutilized land, even though we have recently decided to change the emphasis of our development plans. Because of information we recently gained in our ongoing due diligence, rather than relocating our barn area and pursuing a destination lifestyle retail development, we will focus our immediate development plans to take advantage of opportunities that do not require moving the barn area. We have changed our focus because we determined the cost to move the barn area is too significant an impediment to the financial viability of a large scale retail development in that location at this time. As a result, we will now pursue approvals necessary for apartments and business park development as our first phases of development. We believe the dramatic job growth underway in Shakopee has created an opportunity to develop a unique multi-family residential community with a variety of apartment types and attractive amenities at Canterbury Park. We will also continue to explore the viability of a smaller scale project that would not require a complete relocation of our barn area and possibly feature restaurants, a hotel, a grocery anchor and other retail.”

About Canterbury Park:

Canterbury Park Holding Corporation (NASDAQ:CPHC) owns and operates Canterbury Park Racetrack and Card Casino, Minnesota’s only thoroughbred and quarter horse racing facility. The Company recently concluded a 70-day live race meet. Canterbury Park’s Card Casino hosts card games 24 hours a day, seven days a week, offering both poker and table games. In addition, the Company conducts year-round wagering on simulcast horse racing and hosts a variety of other entertainment and special events at its facility in Shakopee, Minnesota. For more information about the Company, please visit www.canterburypark.com.

Cautionary Statement:

From time to time, in press releases and in other communications to shareholders or the investing public, Canterbury Park Holding Corporation may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans based on management’s beliefs and assumptions. These forward looking statements are typically preceded by the words such as "believes," "expects," "anticipates," "intends" or similar expressions. Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties, including those disclosed in our periodic filings with the Securities and Exchange Commission, which could cause actual performance, activities or plans after the date the statements are made to differ significantly from those indicated in the forward-looking statements when made.

Important Information filed with the SEC

The Company has filed a Preliminary Proxy Statement with the Securities and Exchange Commission with respect to the Business Restructuring, will make a copy of the definitive Proxy Statement available through our website when it is available, and will transit to all our shareholders information how to access this Proxy Statement. The Company will file other relevant materials with the SEC. The Proxy Statement and other relevant materials will contain important information about Business Restructuring. Shareholder are urged to read the Proxy Statement and the other relevant materials carefully when they become available before deciding how to vote on the Business Restructuring.

Investors and shareholder may obtain free copies of the Proxy Statement and relevant other documents filed with the SEC by the Company through the EDGAR website maintained by the SEC at www.sec.gov. In addition, shareholders may obtain free copies of the Proxy Statement and the other relevant documents filed by the Company with the SEC by contacting David C. Hansen, Secretary, Canterbury Park Holding Corporation Dhansen@canterburypark.com.